April 11, 2008

VIA EDGAR

Ms. Linda Stirling

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Ms. Stirling:

Re:	Wells Fargo Funds Trust (the “Trust”)
Responses to SEC Comments on Post-Effective Amendment No. 116

Thank you for your verbal comments to the Prospectuses and Statements of Additional Information for the Wells Fargo CoreBuilder Shares Series G and Series M (the “Funds”). This correspondence provides our responses to those comments and suggestions on that filing (Post-Effective Amendment No. 116 to the Trust’s Registration Statement on Form N-1A filed December 19, 2007 pursuant to Rule 485(a) under the Securities Act of 1933, as amended). Revisions made pursuant to these comments will be incorporated into the Funds’ Post-Effective Amendment No. 124 to be filed on April 14, 2008 pursuant to Rule 485(b).

For your convenience, your comments or suggestions are summarized in boldface type below, immediately followed by our responses.

Prospectus – Series G

Prospectus Section – Principal Investments

Comment:	Please provide a definition for TBA issues.

Response:	We have revised the first bullet point to read as follows:

•	at least 60% of the Fund’s net assets in investment grade mortgage-backed securities issued by the U.S. Government or its agencies, including to be announced securities;

We have also referenced to be announced securities in the description of risks associated with “Mortgage and Asset-Backed Securities Risk” included in the section of the prospectus entitled “Description of Principal Investment Risks”.

Comment:	Please disclose any maturity parameters that may apply to the Fund.

Response:           There are no specific maturity parameters that apply to the Fund. In fact, the portfolio managers do not abide by any specific parameters in managing the portfolio. Therefore, no maturity parameters are disclosed in the Fund’s prospectus.

Statement of Additional Information – Series M

SAI Section – Fundamental Investment Policies

Comment:

In the Funds’ concentration policy (Fundamental Investment Policy No.  1), the Funds’ investments in municipal securities are not limited; however, it appears that the Funds’ investments in private development bonds should be limited. Please consider revising accordingly.

Response: The Fund’s concentration policy has been revised to read as follows:

(1) purchase the securities of issuers conducting their principal business activity in the same industry if, immediately after the purchase and as a result thereof, the value of the Fund’ investments in that industry would equal or exceed 25% of the current value of the Fund’s total assets, provided that (i) this restriction does not limit the Fund’s investments in securities of other investment companies, and (ii) this restriction does not limit the Fund’s investments in municipal securities;

Conclusion

The Funds accept responsibility for the adequacy and accuracy of the disclosure in the filings that are the subject of this letter. The Funds acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to these filings. The Funds further acknowledge that they may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above response adequately addresses your comments and suggestions. If you need additional information, please do not hesitate to contact me at 415-947-4612.

Sincerely,

/s/Karin Brotman

Karin Brotman

Senior Counsel